May 2, 2018

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Ada D. Sarmento
Ms. Erin Jaskot

Re:	InflaRx N.V. Registration Statement on Form F-1 (SEC File No. 333-224596)

Dear Ms. Sarmento and Ms. Jaskot:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of InflaRx N.V. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on May 3, 2018 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed 1,020 copies of the Preliminary Prospectus dated May 2, 2018 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

(Signature page follows)

J.P. MORGAN SECURITIES LLC

LEERINK PARTNERS LLC

BMO CAPITAL MARKETS CORP.

For themselves and as representatives of the syndicate of

underwriters for the offering

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Authorized Signatory

LEERINK PARTNERS LLC

By:	/s/ Jack Fitzgerald
Authorized Signatory

BMO CAPITAL MARKETS CORP.

By:	/s/ Mihir Mantri
Authorized Signatory